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FOR IMMEDIATE RELEASE
                                            MEDIA CONTACT:
                                            KAREN STEWART
                                            DIRECTOR - CORPORATE COMMUNICATIONS
                                            (248) 447-1651

                                            ANALYST CONTACT:
                                            JONATHAN PEISNER
                                            DIRECTOR - INVESTOR RELATIONS
                                            (248) 447-1624


                      LEAR CORPORATION ISSUES SENIOR NOTES

     SOUTHFIELD, MI, MAY 18,1999 - Lear Corporation (NYSE: LEA) today announced that it has issued $1.4 billion aggregate principal amount of senior notes. The private offering included $800 million of 10-year notes bearing interest at a rate of 8.11% and $600 million of six-year notes bearing interest at a rate of 7.96%.

     The net proceeds from the sale of the senior notes were used to repay a portion of the indebtedness under the Company's senior credit facilities which was incurred to finance the Company's recent acquisition of UT Automotive.

     The senior notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or available exemptions from such registration requirements.

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